Neovasc Regains Compliance with Nasdaq Minimum Market Value Rule

VANCOUVER and MINNEAPOLIS, via NEWMEDIAWIRE -- Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), announced that it received written notification yesterday (the "Nasdaq Notice") from the Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that it has regained compliance with the minimum market value requirement set forth in the rules for continued listing on the Nasdaq Capital Market (the "Listing Rules").

The Company received a letter from the Nasdaq in October 2019 notifying the Company that it was not in compliance with the minimum market value requirement set forth in Listing Rule 5550(b)(2). The Nasdaq Notice confirms that the Company has regained compliance with Listing Rule 5550(b)(2) pursuant to Listing Rule 5810 as the Company's market value exceeded US$35 million for 10 consecutive business days between May 29, 2020 through June 11, 2020.

"We are pleased to see that the market value of the Company's shares once again exceeds the requirements for Nasdaq listing. Regaining compliance allows us to remain focused on driving growth through our value creation strategies," said Fred Colen, President and Chief Executive Officer of Neovasc.

The Company is also listed on the Toronto Stock Exchange (the "TSX") and the Company's noncompliance with the Nasdaq minimum bid price requirement does not affect the Company's compliance status with the TSX.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. The Company is a leader in the development of minimally invasive transcatheter mitral valve replacement technologies, and minimally invasive devices for the treatment of refractory angina. Its products include Neovasc Reducer™, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.677.1839

Sean.Leous@icrinc.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the growing incidence of refractory angina, the potential expansion of the patient pool eligible for treatment with Tiara TF as a result of lower profile valve design, coupled with the innovative delivery system, expectations regarding the initiation of a clinical feasibility study in late 2020 and expectations as to the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three months ended March 31, 2020 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.